U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
Commission File Number 33-26327-A

NOTIFICATION OF LATE FILING

(CHECK ONE):

[] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[x ] Form 10-Q and Form R10-QSB For Period Ended: March 31, 2005
[ ] Form N-SAR
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:................
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1--REGISTRATION INFORMATION

Full Name of Registrant:	Raines Lenders, L P
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	3310 West End Avenue, Suite 490
City, State and Zip Code:	Nashville, Tennessee 37203

PART II--RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate).
[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable efforts or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar date following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule  12b-25(c) has been attached if applicable.

PART III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,20-F, 11-K,10-Q and Form10-QSB,N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The financial reporting manager is awaiting third party information necessary for the preparation of the Form 10-QSB for the above named partnership.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(Name)	(Area Code)	(Telephone Number)
Mary Anne Collins	615	292-1040

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Raines Lenders, L P

(Name of Registrant as specified in charter)

has caused this nofication to be signed on its behalf by the undersigned thereunto duly authorized.

By: 222 Raines, Ltd.
General Partner
By: 222 Partners, Inc
General Partner
Date: May 16, 2005	By:/s/Michael A. Hartley
Secretary/Treasurer